Immune Therapeutics, Inc.

List of Subsidiaries

Name	Percentage Ownership at June 30, 2016	Jurisdiction of Incorporation	Business Name
TNI BioTech International, Ltd.	100%	British Virgin Islands	TNI BioTech International, Ltd.

TNI BioTech, LTD.	100%	United Kingdom	TNI BioTech, LTD.

Cytocom, Inc.	41%	Delaware, USA	Cytocom, Inc.

Airmed Biopharma Limited	100%	Ireland	Airmed Biopharma Limited

Airmed Holdings Limited	100%	Ireland	Airmed Holdings Limited